GALIANO GOLD 2021 ANNUAL GENERAL MEETING INFORMATION

Vancouver, British Columbia, May 3, 2021 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) advises its Annual General Meeting of shareholders ("AGM") will be held virtually on Friday June 11, 2021 at 10am PDT. Shareholders who intend to participate in the meeting online should refer to the Company's management information circular (the "Proxy Circular") for details regarding how to participate.

Materials for the AGM, including the Proxy Circular, have been filed under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and are also available on the Company's website at www.galianogold.com/Investors/AGM-Materials/. Any shareholders wishing to receive paper copies of the Proxy Circular should contact Galiano at Suite 680, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, or by phone at 604-683-8193 or 1-855-246-7341 or by fax: (604) 683-8194.

In the Proxy Circular, the Company provides details of its proposal to re-elect its current slate of seven directors, reappoint KPMG LLP as auditors and authorize and approve a non-binding advisory resolution accepting the Company's approach to executive compensation.

Shareholder Questions:

Shareholders who have any questions or require assistance with voting may contact Galiano's Proxy Solicitation Agent:

Laurel Hill Advisory Group

Toll Free: 1-877-452-7184

International: +1 416-304-0211 outside Canada and the US

By Email: assistance@laurelhill.com

Enquiries:

For further information please visit: www.galianogold.com, email: info@galianogold.com or contact:

Peter Lekich

VP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: peter.lekich@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The Company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.